SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment     )*

Southwest Gas Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 per share

(Title of Class of Securities)

844895102

(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Partners Master Fund LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,113,577
	(8)	SHARED VOTING POWER 2,113,577
	(9)	SOLE DISPOSITIVE POWER 2,113,577
	(10)	SHARED DISPOSITIVE POWER 2,113,577

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,577
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Offshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,113,577
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,113,577

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,113,577
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Partners LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 2,976,126
	(8)	SHARED VOTING POWER 2,976,126
	(9)	SOLE DISPOSITIVE POWER 2,976,126
	(10)	SHARED DISPOSITIVE POWER 2,976,126

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,126
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Onshore LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,976,126
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,976,126

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,976,126
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Capital LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) IPH GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Enterprises Holdings L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Icahn Enterprises G.P. Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Beckton Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) IEP Utility Holdings LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 844895102

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Carl C. Icahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 5,089,703
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 5,089,703

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,703
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of the common stock, par value $1.00 per share (the “Common Stock”), of Southwest Gas Holdings, Inc., a Delaware corporation (the “Issuer”), including the associated rights issued pursuant to the Rights Agreement, dated October 10, 2021 (as it may be amended from time to time, the “Rights Agreement”), between the Issuer and Equiniti Trust Company, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”). The address of the principal executive offices of the Issuer is 8360 S. Durango Drive, Post Office Box 98510, Las Vegas, Nevada 89193-8510.

Item 2.	Identity and Background.

The persons filing this statement are: (i) Icahn Partners Master Fund LP, a Delaware limited partnership (“Icahn Master”); (ii) Icahn Offshore LP, a Delaware limited partnership (“Icahn Offshore”); (iii) Icahn Partners LP, a Delaware limited partnership (“Icahn Partners”); (iv) Icahn Onshore LP, a Delaware limited partnership (“Icahn Onshore”); (v) Icahn Capital LP, a Delaware limited partnership (“Icahn Capital”); (vi) IPH GP LLC, a Delaware limited liability company (“IPH”); (vii) Icahn Enterprises Holdings L.P., a Delaware limited partnership (“Icahn Enterprises Holdings”); (viii) Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”); (ix) Beckton Corp., a Delaware corporation (“Beckton”); (x) IEP Utility Holdings LLC, a Delaware limited liability company (“IEP Utility”); and (xi) Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of Icahn Master. Icahn Capital is the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of Icahn Partners, Icahn Onshore, Icahn Master, Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and IEP Utility. In addition, Mr. Icahn is the indirect holder of approximately 88% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P., a Delaware limited partnership (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings. IEP Utility is a wholly owned subsidiary of Icahn Enterprises.

Each of Icahn Partners, Icahn Master and IEP Utility is primarily engaged in the business of investing in securities. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Offshore is primarily engaged in the business of serving as the general partner of Icahn Master. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Mr. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners and Icahn Master, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner, in the aggregate, of 5,089,703 Shares. Of such Shares, an aggregate of 1,269,350 Shares were acquired by Icahn Partners and Icahn Master in open market purchases for an aggregate purchase price of approximately $90.2 million between July 16, 2021 and September 14, 2021. In addition, between August 10, 2021 and September 7, 2021, Icahn Partners and Icahn Master entered into forward contracts relating to 1,629,326 Shares, at a forward price of $63.00 per share, for an aggregate forward price of approximately $102.6 million, plus a financing charge. Icahn Partners and Icahn Master paid the counterparty to the forward contracts an aggregate amount of approximately $12.7 million upon entering into the contracts. On November 2, 2021, Icahn Partners and Icahn Master exercised the forward contracts relating to 1,629,326 Shares.

On May 23, 2022, in connection with the expiration of the tender offer (the “Tender Offer”), which is more fully described in Item 4 below, IEP Utility acquired an aggregate of 2,191,027 Shares at the offer price of $82.50 per Share.1 Following the purchase of the Shares in the Tender Offer by IEP Utility, IEP Utility contributed all of the Shares acquired in the Tender Offer to Icahn Partners and Icahn Master with Icahn Partners receiving 1,281,942 Shares and Icahn Master receiving 909,085 Shares.

The source of funding for the Shares held by the Reporting Persons was the general working capital of the respective purchasers. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.	Purpose of Transaction.

The Reporting Persons initially acquired their positions in the Shares in the belief that they were undervalued and represented an attractive investment opportunity. On October 27, 2021, IEP Utility commenced the Tender Offer to purchase any and all of the issued and outstanding Shares of the Issuer at an initial price of $75.00 per Share, which price was subsequently increased to $82.50 per Share, in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms set forth in the Offer to Purchase, dated October 27, 2021. In addition, the Reporting Persons (other than IEP Utility) also sought to have their own slate of director nominees elected at the Issuer’s 2022 Annual Meeting of Stockholders.

On May 6, 2022, the Issuer, the Reporting Persons and Mr. Andrew J. Teno entered into an agreement (the “Cooperation Agreement”) regarding the Tender Offer and the proxy contest, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Mr. Teno is a portfolio manager at Icahn Capital and on May 27, 2022, was appointed to the Issuer’s Board of Directors (the “Board”) pursuant to the terms of the Cooperation Agreement as a designee of the Reporting Persons. The Reporting Persons and Mr. Teno are not members of a “group” (as such term is used in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and the Reporting Persons are not otherwise acting in concert with Mr. Teno.

Below is a summary of certain material terms of the Cooperation Agreement. The following summary does not purport to be a complete description of all terms of the Cooperation Agreement.

[1]

An additional 22,570 Shares were tendered (i) by notice of guaranteed delivery but not received by the depositary following the expiration of the guaranteed delivery period or (ii) with documentation that did not match the transfer agent’s records. The Reporting Persons are in the process of resolving the outstanding issues and seeking to obtain beneficial ownership of such Shares.

Appointment of New Chief Executive Officer; Board Composition. In accordance with the terms of the Cooperation Agreement, the Issuer agreed, among other things, (i) that John P. Hester, the President and Chief Executive Officer of the Issuer and Southwest Gas Corporation (“SWG” and, together with the Issuer, “Southwest”) and a member of the Board and the SWG Board of Directors (the “SWG Board” and, together with the Board, the “Southwest Boards”), would retire as President and Chief Executive Officer of the Issuer and resign from the Southwest Boards, effective as of May 6, 2022; (ii) Karen S. Haller, the Issuer’s Executive Vice President / Chief Legal and Administrative Officer, would be appointed as President and Chief Executive Officer of Southwest effective as of May 6, 2022 and as a member of the Board, effective immediately following the completion of the Issuer’s 2022 annual meeting of stockholders (the “2022 Annual Meeting”); (iii) a new Chairperson of the Board and a new chair of the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) would promptly be selected following the completion of the 2022 Annual Meeting; (iv) that Thomas A. Thomas and Robert L. Boughner would resign as members of the Board immediately following the completion of the 2022 Annual Meeting; (v) the size of the Board would be decreased by one seat from 12 to 11, effective immediately following the completion of the 2022 Annual Meeting; and (vi) each of Andrew W. Evans, Henry Linginfelter and H. Russell Frisby, Jr., each of which was designated by the Reporting Persons (collectively, the “Icahn Designees”), would be appointed to the Board, effective immediately following the completion of the 2022 Annual Meeting.

Dropdown Person. Pursuant to the Cooperation Agreement, at any time prior to the date that is ninety (90) days following the date of the Cooperation Agreement (the “Dropdown Date”), the Reporting Persons may cause any of the Icahn Designees to resign from the Board (such Icahn Designee, the “Dropdown Person”) and, upon request of the Reporting Persons, the Board shall appoint Andrew J. Teno to the Board to fill the vacancy created by the Dropdown Person. Further, the Issuer has agreed on the Dropdown Date, (x) that José A. Cárdenas will resign from the Board, and (y)(i) to appoint Mr. Teno to the Board, if he has not been previously appointed or (ii) to appoint the Dropdown Person, if Mr. Teno has been previously appointed; provided that, if, prior to Dropdown Date, the Board has resolved to pursue the tax-free spinoff of Centuri Group, Inc. to the exclusion of other strategic alternatives, then Mr. Cárdenas will not resign and Mr. Teno or the Dropdown Person, as applicable, shall not be so appointed. On May 27, 2022, Mr. Frisby resigned from the Board and Mr. Teno was appointed to the Board to fill the vacancy created by Mr. Frisby’s resignation.

Replacement Designees. The Reporting Persons will have the authority to designate a replacement for appointment to the Board for any or all of the Icahn Designees and/or Mr. Teno, as applicable, on the terms set forth in the Cooperation Agreement. In particular, the Reporting Persons’ authority to designate replacements and designees for appointment to the Board is subject to certain total ownership thresholds, such that if the Reporting Persons (following expiration of the Tender Offer beneficially own less than 50% of the Tender Offer Closing Amount (as defined in the Cooperation Agreement), then the Reporting Persons will lose the right to designate one member of the Board; if the Reporting Persons beneficially own less than 35% of the Tender Offer Closing Amount, then the Reporting Persons will lose the right to designate an additional member of the Board; and if the Reporting Persons beneficially own less than 25% of the Tender Offer Closing Amount, then the Reporting Persons will lose the right to designate any members of the Board.

Withdrawal of Icahn Slate for 2022 Annual Meeting. Under the terms of the Cooperation Agreement, the Reporting Persons agreed to withdraw their slate of director nominees with respect to the 2022 Annual Meeting and vote in favor of the Issuer’s nominees for election to the Board.

Amendment to Terms of Tender Offer. The Cooperation Agreement provided that the Reporting Persons would amend the Tender Offer to provide that: (i) the number of Shares to be purchased in the Tender Offer would not exceed that number of Shares which, together with the Shares beneficially owned by the Reporting Persons including the Shares and the cash settled swaps held by Icahn Partners and Icahn Master, would not exceed 24.9% of the then outstanding Shares; (ii) the expiration date of the Tender Offer would be extended to May 20, 2022 and that the Expiration Date would not be further extended; and (iii) any conditions to the Tender Offer that have not been satisfied would be waived and IEP Utility would consummate the Tender Offer and pay for the tendered shares of Shares as promptly as practicable after the Expiration Date.

Dismissal of Delaware Lawsuit. Pursuant to the Cooperation Agreement, the Reporting Persons agreed to cause the parties to the action filed by Icahn Partners and Icahn Master in the Court of Chancery of the State of Delaware on November 29, 2021 (Civil Action No. 2021-1031-KSJM), naming as defendants the Issuer and certain directors and officers of the Issuer, to file a fully executed stipulation of dismissal.

Composition of Strategic Transactions Committee. The Cooperation Agreement requires the Board to expand the Strategic Transactions Committee of the Board (the “Strategic Transactions Committee”) from three directors to six directors, comprised of the current members of the Strategic Transactions Committee and the three Icahn Designees. For so long as the Reporting Persons have the ability to designate at least three members of the Board, three of such designees shall be included on the Strategic Transactions Committee. If the Reporting Persons may only designate two members of the Board, then both of such designees shall serve on the Strategic Transactions Committee. The Cooperation Agreement requires certain transactions to be approved by the Strategic Transactions Committee and sets forth certain deadlock procedures of the Strategic Transactions Committee applicable to certain decisions. Pursuant to the Cooperation Agreement, the Issuer also agreed to add one of the Icahn Designees to each of the committees of the Board.

Standstill and Other Agreements. The Cooperation Agreement also includes other customary voting, standstill and non-disparagement provisions. Absent an uncured breach of the material provisions of the Cooperation Agreement by the Issuer, and subject to the qualifications set forth therein, the standstill restrictions on the Reporting Persons will remain in effect until either (i) thirty (30) days prior to the expiration of the advance notice deadline for the submission of director nominees (the “Nomination Deadline”) in connection with the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”) or (ii) in the event a definitive agreement has been entered into in respect of a Transaction Event (which is defined in the Cooperation Agreement as (x) the sale, transfer or other disposition of more than 90% of the outstanding equity securities (whether by merger, tender offer or otherwise) or all or substantially all of the assets of SWG or (y) any acquisition or purchase by any third party that, if consummated, would result in such third party becoming the beneficial owner, directly or indirectly, of equity securities of the Issuer representing more than 90% of the voting power of the outstanding voting equity securities (whether by merger, tender offer or otherwise) of the Issuer or all or substantially all of the assets of the Issuer, in each case with respect to (x) and (y), for which the definitive agreement for such transaction contains the remedy of specific performance, a termination fee or other customary remedy for transactions of a similar nature) thirty (30) days prior to the Nomination Deadline in connection with the Issuer’s 2024 annual meeting of stockholders.

Voting Agreement. Pursuant to the Cooperation Agreement, the Reporting Persons agreed to vote their Shares, including any Shares owned directly or indirectly by any Icahn Affiliate (as defined in the Cooperation Agreement), to be present for quorum purposes and to be voted, at the 2022 Annual Meeting or any adjournment or postponement thereof, (i) for each director nominated by the Board for election at the 2022 Annual Meeting, (ii) against any nominees that were not nominated by the Board for election at the 2022 Annual Meeting, (iii) against any stockholder proposal to increase the size of the Board, and (iv) in favor of the ratification of the Issuer’s auditors. The Reporting Persons agreed to similarly vote their Shares at the 2023 Annual Meeting if the Issuer has entered into a definitive agreement providing for a Transaction Event (which transaction event has not been consummated or terminated) at least thirty (30) days prior to the expiration of the Nominating Deadline for the 2023 Annual Meeting. The Cooperation Agreement also provides that during the Standstill Period (as defined in the Cooperation Agreement) and with respect to consummating a Transaction Event, the Reporting Persons will (i) vote their Shares in favor of consummating such Transaction Event and approving the transactions contemplated thereby and (ii) validly tender or cause to be tendered and not withdrawn in an offer constituting a Transaction Event, any and all Shares subject to such offer, pursuant to and in accordance with the terms of the offer, no later than ten (10) business days after the filing of the Schedule TO with respect to such offer. The Reporting Persons also agreed to take all other actions reasonably requested by the Issuer in connection with the consummation of the Transaction Event.

Registration Rights. Pursuant to the Cooperation Agreement, the Issuer and the Reporting Persons agreed, under certain conditions, to negotiate and enter into a registration rights agreement granting the Reporting Persons certain customary registration rights with respect to certain Shares beneficially owned by the Reporting Persons.

Subject to the terms of the Cooperation Agreement, the Reporting Persons, among other things, intend to have discussions with representatives of the Issuer’s management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and Share performance matters. The Reporting Persons may also engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other third parties regarding a variety of matters relating to the Issuer and the Shares, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

Subject to the terms of the Cooperation Agreement, the Reporting Persons may from time to time and at any time (i) acquire additional Shares and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their Shares and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the Shares or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the Shares and/or other securities or instruments of the Issuer.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to or would result in any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of May 23, 2022, the Reporting Persons may be deemed to beneficially own, in the aggregate, 5,089,703 Shares, representing approximately 7.6% of the Issuer’s outstanding Shares, based on 66,852,050 Shares outstanding as of April 29, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2022.

(b) Icahn Master has sole voting and sole dispositive power with regard to 2,113,577 Shares. Each of Icahn Offshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting and sole dispositive power with regard to 2,976,126 Shares. Each of Icahn Onshore, Icahn Capital, IPH GP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, has shared voting power and shared dispositive power with regard to such Shares. IEP Utility has sole voting power and sole dispositive power and shared and shared dispositive power with respect to 0 Shares; however, IEP Utility has been included in this Schedule 13D as it is a signatory to the Cooperation Agreement.

(c) Other than (i) the purchase of the Shares in the Tender Offer and (ii) the contribution by IEP Utility of such Shares to each of Icahn Partners and Icahn Master following the Tender Offer, the Reporting Persons have not effected any transactions with respect to the Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

The Reporting Persons may from time to time enter into one or more cash-settled equity swaps with broker-dealers or other financial institutions counterparties with respect to the Shares and/or other securities of the Issuer, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled swap. After giving effect to such transactions, the Reporting Persons may be deemed to have either increased or decreased economic exposure to the Shares and/or other securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Shares or the other securities of the Issuer referenced in such cash settled swaps and disclaim beneficial ownership of the Shares or other securities to which such swaps relate.

Item 7.	Material to Be Filed as Exhibits.

1.	Joint Filing Agreement of the Reporting Persons.

2.

Cooperation Agreement, dated as of May 6, 2022, among Southwest Gas Holdings, Inc., the Reporting Persons and Andrew Teno (incorporated by reference to Exhibit A to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(SS) to Amendment 34 of the Schedule TO filed with the Securities and Exchange Commission by IEP Utility Holdings LLC on May 9, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022 ICAHN PARTNERS LP ICAHN ONSHORE LP ICAHN PARTNERS MASTER FUND LP ICAHN OFFSHORE LP ICAHN CAPITAL LP IPH GP LLC

By:	/s/ Jesse Lynn
Name: Jesse Lynn
Title: Chief Operating Officer

BECKTON CORP.

By:	/s/ Jesse Lynn
Name: Jesse Lynn
Title: Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Accounting Officer

IEP UTILITY HOLDINGS LLC

By:	/s/ Ted Papapostolou
Name: Ted Papapostolou
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN